Exhibit 12

American International Group, Inc.

Computation of Ratios of Earnings to Fixed Charges

	Three Months
	Ended		Nine Months
	September 30,		Ended September 30,
(in millions, except ratios)	2008	2007	2008	2007

Income (loss) before income taxes and minority interest	$(28,185)	$4,879	$(48,205)	$17,379
Less – Equity income of less than 50% owned persons	(2)	39	15	130
Add – Dividends from less than 50% owned persons	1	3	22	28

	(28,182)	4,843	(48,198)	17,277

Add – Fixed charges	2,048	3,153	7,141	8,267
Less – Capitalized interest	6	8	21	28

Income (loss) before income taxes, minority interest and fixed charges	$(26,140)	$7,988	$(41,078)	$25,516

Fixed charges:
Interest costs	$1,973	$3,093	$6,916	$8,086
Rental expense(a)	75	60	225	181

Total fixed charges	$2,048	$3,153	$7,141	$8,267

Ratio of earnings to fixed charges	(b )	2.53	(b )	3.09

Secondary Ratio

Interest credited to GIC and GIA policy and contract holders	$(551)	$(1,949)	$(3,071)	$(4,796)
Total fixed charges excluding interest credited to GIC and GIA policy and contract holders	$1,497	$1,204	$4,070	$3,471

Secondary ratio of earnings to fixed charges	(b )	5.02	(b )	5.97

(a)	The proportion considered representative of the interest factor.
(b)	Earnings were inadequate to cover total fixed charges by $28,188 million and $48,219 million for the three- and nine-month periods ended September 30, 2008. The coverage deficiency for total fixed charges excluding interest credited to GIC and GIA policy and contract holders was $27,637 million and $45,148 million for the three- and nine-month periods ended September 30, 2008.

The secondary ratio is disclosed for the convenience of fixed income investors and the rating agencies that serve them and is more comparable to the ratios disclosed by all issuers of fixed maturity securities. The secondary ratio removes interest credited to guaranteed investment contract (GIC) policyholders and guaranteed investment agreement (GIA) contract holders. Such interest expenses are also removed from income (loss) before income taxes and minority interest used in this calculation. GICs and GIAs are entered into by AIG’s insurance subsidiaries, principally SunAmerica Life Insurance Company and AIG Financial Products Corp. and its subsidiaries, respectively. The proceeds from GICs and GIAs are invested in a diversified portfolio of securities, primarily investment grade bonds. The assets acquired yield rates greater than the rates on the related policyholders obligation or agreement, with the intent of earning operating income from the spread.